Exhibit 1

Media Relations	Investor Relations
Chito Maniago	Pierre Co
+632 849 3757	+632 849 3757
chito.maniago@cemex.com	pierre.co@cemex.com

CEMEX HOLDINGS PHILIPPINES REPORTS

THIRD QUARTER 2016 RESULTS

•	CEMEX Holdings Philippines grew revenues in the quarter versus the same period of last year through a combination of price and volume growth.

•	Pro forma Operating EBITDA has increased 14% on a year-to-date basis.

MANILA, PHILIPPINES. OCTOBER 28, 2016 – CEMEX Holdings Philippines, Inc. (“CHP”) (PSE: CHP), announced today that consolidated pro forma net sales reached PhP 19.8 billion in the first nine months of 2016. Pro forma net sales were PhP $6.6 billion in the third quarter.

Pro forma Operating EBITDA increased by 14% during the first nine months of 2016 versus comparable pro forma period in 2015, and by 9% in the third quarter of 2016 versus the same quarter last year.

Pro forma net sales increased by 7% for the first nine months of 2016 to PhP19.8 billion versus comparable pro forma period in 2015. For the third quarter of 2016, pro forma net sales grew 4% versus same period last year. Cost efficiencies have been derived mainly from better energy management.

Pro forma Operating EBITDA margin for the first nine months of 2016 increased by 1.7% from the comparable pro forma period of 2015.

Pedro Jose Palomino, President and CEO of CHP, said, “I am very pleased with our operating results. We have managed to grow and improve in many respects, such as increasing volumes and prices in a highly competitive environment and achieving cost efficiencies.”

Additionally, in the third quarter of 2016, we realized the following financial highlights:

•	CHP’s short term loan of US$ 504 million was completely settled.

•	CHP decreased its long term debt by 15% or US$56 million to US$318 million, on account of positive results and strong cash flows.

•	Conversion of Free Cash Flow (after maintenance CAPEX) from Operating EBITDA was, on a pro forma basis, 73% for the first nine months of 2016.

CHP is one of the leading cement producers in the Philippines, based on installed annual capacity. CHP produces and markets cement and cement products, such as ready-mix concrete and clinker, in the Philippines through direct sales using its extensive marine and land distribution network. Moreover, CHP’s cement manufacturing subsidiaries have been operating in the Philippines for over 17 years, and have well established brands, such as “APO,” “Island,” and “Rizal,” each of which has a multi-decade history in the country.

CHP is an indirect subsidiary of CEMEX, S.A.B. de C.V., one of the largest cement companies in the world based on annual installed cement production capacity. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange and the New York Stock Exchange.

For more information on CHP, please visit website: www.cemexholdingsphilippines.com.

# # #

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CHP to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CHP does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, changes derived from events affecting CEMEX, S.A.B de C.V. and subsidiaries (“CEMEX”) and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CHP assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating earnings before other expenses, net plus depreciation and operating amortization. Free Cash Flow is defined as operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). All of the above items are prepared under Philippine Financial Reporting Standards (“PFRSs”) which are issued by the Philippine Financial Reporting Standards Council. PFRSs are based on International Financial Reporting Standards issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CHP believes that they are widely accepted as financial indicators of CHP’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CHP’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

2